Room 4561

December 5, 2006

Mr. Ronald J. Domanico
Senior Vice President and Chief Financial Officer
Caraustar Industries, Inc.
5000 Austell Powder Springs Road, Suite 300
Austell, GA 30106

> **Re: Caraustar Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for the Quarterly Period Ended June 30, 2006**
> **Filed August 8, 2006**
> **Form 8-K Filed May 2, 2006**
> **File No. 0-20646**

Dear Mr. Domanico:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Brad Skinner
Accounting Branch Chief